Filed Pursuant to Rule 433
Registration Nos. 333-169682, 333-169682-01

NOMURA

NAFL U.S. MTN Shelf – Fast Facts

We have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or "SEC." Before you invest, you should read the prospectus and any other documents that we or Nomura have filed with the SEC for more complete information about NAFL and Nomura. You may obtain these documents for free from the SEC website at www.sec.gov. Alternatively, Nomura will arrange to send you these documents if you so request by calling (212) 667-9848 or e-mailing NSIProspectusDistribution@nomura.com



Issuance Platform

Nomura America Finance LLC ("NAFL") is a wholly owned subsidiary of Nomura Holdings, Inc. ("Nomura")

NAFL is able to offer a wide range of structured investments across various asset classes:

- Equities
- Interest Rates
- Currencies
- Commodities

All NAFL issuances are fully and unconditionally guaranteed by NAFL's parent company, Nomura Holdings, Inc.

Diversified Revenue

- As Nomura expands internationally, revenue generation continues to diversify, representing a global franchise


International
42%
Japan
58%

FY 2011 Revenue

Nomura Overview

- Nomura is the pre-eminent Asian-based financial services group with worldwide reach, with over 35,000 employees, in over 30 countries
- Nomura provides services to clients through three business divisions:


Nomura Group
Retail
Wholesale
Asset Management

Retail:
- $873bn retail client assets in Japan

Wholesale:
- Equities
- Fixed Income
- Investment Banking

Asset Management:
- $313bn AUM in Japan
- Market leading position in Japan public investment trusts, 21.9% market share

Nomura Financial Highlights[1]

	Moody's	S&P
Nomura Holdings, Inc.	Baa2†	BBB+†

- Nomura's Q1 earnings mark the firm's ninth consecutive profitable quarter, with contributions across business divisions and regions
- Liquidity pool of $72bn, an increase of 295% over three years
- Tier 1 capital ratio of 16.2% exceeds peer average of 14.4%[2]

Fiscal Year	Q1 2012	2011	2010	2009
Total Assets	$492bn	$443bn	$345bn	$251bn
Total Capital Ratio	19.8%	22.2%	24.3%	18.1%
Tier 1 Capital Ratio	16.2%	16.4%	17.3%	11.3%
Liquidity Pool	$72bn	$71bn	$56bn	$24bn

1. Source: Nomura; Represents selected financial information, additional information concerning Nomura's financial results as well as its business risks can be found in its annual report on Form 20-F and periodic filings with the SEC.
2. Peer average calculated based on public filings of large investment banks.

† Credit ratings are provisional and subject to withdrawal or change at any time.

Nomura's Presence in the U.S.


Nomura Securities Co., Ltd. established
December 1925
July 1981
Nomura Securities International, Inc., the U.S. broker-dealer, becomes a registered member of the NYSE
Nomura lists American Depository Receipts on the NYSE, under 'NMR'
December 2001
February 2007
Instinet becomes a subsidiary of Nomura Holdings, Inc.
Nomura expands strategically in international markets in the wake of the financial crisis
October 2008
July 2009
Nomura Securities International, Inc. named a U.S. primary dealer of Treasury securities
Launch of NAFL U.S. MTN shelf
September 2010

Industry Recognition

Institutional Investor
2011
#1 Japan Equity Research, #6 All-Asia Equity Research, #1 China Equity Research, #5 All-Europe Fixed Income Research, #7 All-Europe Equity Research, #7 All-Americas Fixed Income Research

mtn-i
2011
#1 FX-linked MTN dealer, Best Investor Solutions (Global), Landmark Deal (Global), Institutional Performance (Asia)

TOKYO STOCK EXCHANGE
#1 Market Share
Consecutive months since Q1 2010

London STOCK EXCHANGE
#1 Customer Market Share
Consecutive months since Q4 2009